                                                                                                                             SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Mylan N.V.

NAME OF PERSON RELYING ON EXEMPTION: Change to Win Investment Group_

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

______________________________________________________________________________________________________________________________________________________________

June 7, 2019

Dear Mylan Shareholder:

Ahead of Mylan’s annual shareholder meeting on June 21st, we urge you to vote AGAINST the members of the board’s Nominating and Governance Committee (Chair Dillon and Members Cindrich, Parrish, and Vollebregt) because of what we view as a serious disregard for the rights of Mylan shareholders.

The CtW Investment Group works with pension funds sponsored by unions affiliated with Change to Win, a federation of unions representing nearly 5.5 million members, to enhance long term shareholder value through active ownership.  These funds invest over $250 billion in the global capital markets and are substantial investors in Mylan.  The CtW Investment Group is also a member of Investors for Opioid Accountability (IOA), a diverse coalition of global institutional investors with 54 members representing $3.5 trillion in assets under management.

The opioid epidemic is, at present, the most serious public health issue in the United States, and attention is properly focused on the role of pharmaceutical companies and their boards.

Mylan is a defendant in a multi-state litigation involving the company’s role in the opioid crisis, and as a way to enhance management accountability, the UAW Retiree Medical Benefits Trust (the “Trust”) filed a shareholder proposal asking Mylan to strengthen its policy regarding clawbacks of executive compensation, which are currently limited to conduct leading to financial restatements and not to other kinds of misconduct that can cause serious harm to Mylan and its shareholders.

Mylan’s response to the Trust’s proposal was negative.  Mylan told the Securities and Exchange Commission’s Division of Corporation Finance (the “Division”) that the company planned to exclude the proposal from its proxy materials and asked the Division to issue a “no-action” letter concurring with Mylan’s basis for exclusion.  Mylan urged that the Trust was ineligible to submit a proposal because the law of the Netherlands, where Mylan is domiciled, allows a shareholder to place an item on the annual meeting agenda if the shareholder owns at least 3% of the “issued share capital,” which the Trust did not.

After the Division denied the relief Mylan sought, the company’s board designated the clawback proposal as a “discussion item” in Mylan’s proxy statement, rather than as a “voting item.”  That treatment runs counter to decades of practice in this area.

Shareholder proposals are typically presented as agenda items to be voted on, along with management proposals, by shareholders.  Mylan’s proxy statement confuses the issue by designating only the seven management proposals as “voting items.”  The Trust’s clawback proposal is relegated to the secondary category of “discussion items,” along with management’s discussion of executive pay and the Dutch annual report, on which votes are normally not taken.  Indeed, the proxy goes so far as to say: “No business will be voted on at the AGM except such items as are listed as voting items in the agenda above.”  The proxy card lists only the management proposals as items to be voted.

The proxy card does include the clawback proposal as a separate item (No. 8), but instead of a vote, shareholders are told that they may “only” express a “shareholder view” for, against, or abstaining on that item.  This classification reflects what we view as a disrespect for the rights of Mylan shareholders.  The annual meeting is the only forum each year at which the board can have a dialogue with the company’s shareholders as a whole.  There is enormous value in the board being able to receive the collective view of shareholders on issues of importance to them and to the Company.  Shareholder proposals, even if non-binding, play a valuable role in allowing the board to understand the views of shareholders, to whom the board is, in theory, accountable.

By stating that the clawback proposal is merely a “discussion item” and not a “voting item,” a shareholder may infer that the issue is somehow less important than items on which a vote will be taken and that there is no need to express a view on the topic on the proxy card.  We believe that the decision to make this proposal a non-voting item discourages Mylan’s shareholders from exercising their voice on a topic that has been found appropriate for a shareholder vote.

Does Dutch law require Mylan to treat the Trust’s proposal in this fashion?  The proxy statement suggests as much (at p. 73), which is curious since Mylan’s letter to the Division stated that under Dutch law, shareholders may “demand” that an item be placed on the meeting agenda only if the proponent owns 3% of the company stock, but did not assert that Dutch law prohibits Mylan from allowing a vote on a proposal submitted by a shareholder owning less than that amount.  That the proposal is non-binding does not appear to be the basis for classifying it as a discussion item: Mylan treats the annual, non-binding “say on pay” vote on executive compensation as a “voting item.”1

Under the circumstances, we believe that Mylan needs a robust clawback that includes recoupment of executive pay for misconduct not related to a financial restatement and for supervisory failures.  We also believe that shareholders deserve a board of directors that seeks to facilitate, not hinder, communications with shareholders.  We therefore urge a vote AGAINST the Chair and members of Mylan’s Nominating and Governance Committee (Items 1B, 1D, 1J, 1M; directors Dillon, Cindrich, Parrish, and Vollebregt.

Sincerely,

Dieter Waizenegger

Executive Director

CtW Investment Group

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to Mylan N.V.’s instructions.

1 Mylan’s proxy statement states (at p. 33) that although the “say on pay” vote is “advisory and not binding, the Compensation Committee and the Board will take into account the outcome of this vote when considering future compensation arrangements for Mylan’s executive officers.”  Mylan has also previously treated its “say on pay” frequency vote as a voting item.